Exhibit 3.1

Section 8. VOTING. In any uncontested election, a majority of all the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be required to elect a Trustee. A majority of the votes cast means that the number of shares voted “for” a Trustee must exceed 50% of the votes cast with respect to that Trustee. In any contested election (in which the number of nominees exceeds the number of trustees to be elected), a plurality of all the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to elect a Trustee. Each share may be voted for as many individuals as there are Trustees to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required herein or by statute or by the Declaration of Trust. Unless otherwise provided in the Declaration of Trust, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

If any nominee for Trustee in an uncontested election does not receive a majority of votes cast “for” his/her election shall promptly tender his or her resignation to the Chair of the Nominating and Corporate Governance Committee following certification of the shareholder vote. The Nominating and Corporate Governance Committee shall promptly consider the resignation and recommend to the Board whether to accept the tendered resignation or reject it. In considering whether to accept or reject the tendered resignation, the Nominating and Corporate Governance Committee shall consider the stated reasons, if any, why shareholders did not cast votes “for” the election of such Trustee, the length of service and qualifications of the Trustee whose resignation has been tendered, the Trustee’s contributions to the Trust, all requirements of the Trust’s governing documents, all legal requirements and such other information and factors as members of the Nominating and Corporate Governance Committee shall determine are relevant.

The Board will act on the recommendation of the Nominating and Corporate Governance Committee no later than ninety (90) days following the date of the shareholders’ meeting where the election occurred, or the date set forth in any applicable requirement of the Securities and Exchange Commission (“SEC”) or the NYSE, whichever is earlier. In considering the Nominating and Corporate Governance Committee’s recommendation, the Board will analyze the factors considered by the committee and such additional information and factors the Board believes to be relevant. Following the Board’s decision on the committee’s recommendation, the Trust will promptly disclose the Board’s decision whether to accept the resignation as tendered (providing a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation) in a press release, a filing with the SEC or other broadly disseminated means of communication. If the Board accepts a Trustee’s resignation, the Board may fill the resulting vacancy or decrease the size of the Board pursuant to the Bylaws.

Any Trustee who tenders his or her resignation pursuant to this provision shall not participate in the Nominating and Corporate Governance Committee recommendation or Board action regarding whether or not to accept the tendered resignation. However, if each member of the Nominating and Corporate Governance Committee fails to receive a majority of “for” votes at the same election, then the non-management Trustees who did receive a majority of “for” votes shall appoint a committee amongst themselves to consider the tendered resignations and recommend to the Board whether to accept or reject them.